UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2026
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT
Change of Registered Office and Removal of Assistant Secretary

On March 16, 2026, the board of directors of Harrison Global Holdings Inc. (the Company) approved certain written resolutions relating to the change of the Company registered office and the removal of its assistant secretary.

Change of Registered Office

The Board approved the change of the Company registered office from:

Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands

to:

Ogier Global (Cayman) Limited
89 Nexus Way, Camana Bay
Grand Cayman, KY1-9009
Cayman Islands

The change of registered office is effective as of the date of the Board resolutions.

The Board further authorized Ogier Global (Cayman) Limited to:

Complete all necessary filings with the Registrar of Companies in the Cayman Islands in connection with the change of registered office;
Liaise with the previous registered office provider regarding the transfer of corporate records; and Enter into a registered office services agreement with the Company, with any one director authorized to approve and execute such agreement on behalf of the Company.

Removal of Assistant Secretary

The Board also approved the removal of Conyers Trust Company (Cayman) Limited as assistant secretary of the Company, effective immediately.

Ogier Global (Cayman) Limited has been authorized to:

Update the register of directors and officers; and File the necessary notice of such removal with the Registrar of Companies in the Cayman Islands.

Authorized SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: March 16, 2026